Brew A Better Starbucks

Prepared by the Strategic Organizing Center

February 2024

Legal Disclaimer

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of the Strategic Organizing Center (the "SOC") and are based on publicly available information with respect to Starbucks Corporation ("Starbucks" or the "Company") and the other companies referred to herein. The SOC recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with the SOC's conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports.

Use of Third-Party Statements

The SOC has not sought or obtained consent from any third party (other than the individuals who have provided the testimonials included in this presentation) to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. The SOC does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes.

No Representations or Warranties

No representation or warranty, express or implied, is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results. Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any statement by any third party or in any SEC or other regulatory filing or third-party report.

Unless otherwise indicated, the figures presented in this presentation have not been calculated using generally accepted accounting principles ("GAAP") and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized. There is no assurance or guarantee with respect to the prices at which any securities of Starbucks Corporation (the "Company") will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the opportunities identified by the SOC herein are based on assumptions that the SOC believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. The SOC reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. The SOC disclaims any obligation to update the data, information or opinions contained in this presentation.

Forward-Looking Statements

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the SOC. Although the SOC believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying those forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The SOC will not undertake and specifically disclaims any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Not an Offer to Sell or a Solicitation of an Offer to Buy

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. This presentation does not recommend the purchase or sale of any security, and should not be construed as legal, tax, investment or financial advice, and the information contained herein should not be taken as advice on the merits of any investment decision. The SOC currently beneficially own shares of the Company and its beneficial ownership of shares of, and/or economic interest in, the Company's common stock may vary over time depending on various factors, with or without regard to the SOC's views of the Company's business, prospects or valuation (including the market price of the Company's common stock), conditions in the securities markets and general economic and industry conditions. The SOC reserves the right to change its intentions with respect to its investments in the Company and take any actions with respect to investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions. However, neither the SOC nor the other participants acting with the SOC in its solicitation of proxies for the 2024 annual meeting of stockholders of the Company or any of their respective affiliates has any intention, either alone or in concert with another person, to acquire or exercise control of the Company or any of its subsidiaries.

Concerning Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and the SOC's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names or the goods and services sold or offered by such owners.


BREW A BETTER
STARBUCKS

Table of Contents


BREW A BETTER
STARBUCKS

About the Strategic Organizing Center

The Strategic Organizing Center ("SOC") is an innovation center that works on transformational campaigns to advance the interests of workers, consumers and shareholders

- The SOC is made up of a coalition of labor unions, including the Service Employees International Union ("SEIU"), Communications Workers of America ("CWA") and United Farmworkers of America ("UFW"). Together, SOC-affiliated unions represent more than 2.3 million workers

- The SOC's beneficial ownership of Starbucks was approximately 162 common shares as of Jan. 25, 2023. Additionally, the SOC-affiliated unions have **millions of members** with **hundreds of billions of dollars** invested in pension plans with substantial Starbucks shareholdings

- While exact figures cannot be disclosed, parties affiliated with the SOC have enormous economic exposure to Starbucks and an interest in maximizing the value of their holdings

- Since 2006, the SOC's investment division, the SOC Investment Group ("SIG"), has specialized in identifying companies which it believed may have exhibited irresponsible corporate behavior that has impacted the long-term investment interests of these companies' shareholders. The SIG has created value through shareholder proposals and withhold campaigns at over 100 companies including:


Apple


Bank of America.


TESLA


Uber


STRATEGIC
ORGANIZING
CENTER

As a shareholder of Starbucks and as an ally to Starbucks employees – many of whom are also shareholders through the Company's share ownership program – the SOC is seeking to bring urgently needed change to Starbucks' boardroom

Why Change is Needed Now at Starbucks

THE COMPANY HAS LOST ITS WAY

- Starbucks' flawed human capital management strategy is the **most critical issue facing the Company** today
- Starbucks' response to its employees' unionization campaign has been **aggressive opposition**, in many cases by **violating U.S. labor law**. The Company is estimated to have spent nearly a quarter of a billion dollars* on these efforts – all while constant media, policymaker and regulatory scrutiny has significantly **damaged the value of the brand**
- The problem is **getting worse, not better** – the campaign by Starbucks employees is the **fastest growing grassroots labor movement in American history**,** the number of labor-related complaints/cases has reached **unmanageable levels** and consumer opinion of the Company has **dropped sharply**

2,482
allegations of violating federal labor law

52%
of shareholders supported independent assessment of workers' rights practices

66%
of Starbucks customers are less likely to visit Starbucks if the Company broke federal labor laws

~82%
of stores in U.S. have voted to unionize when offered the choice

THE COST OF FAILED OVERSIGHT

- The Board of Directors (the "Board") has tolerated an unacceptable level of reputational risk, endorsed a counterproductive approach to labor issues and permitted a flawed allocation of resources – all of which **negatively impact shareholder value**
- Following the start of our campaign, the Board has made numerous reactive statements about its commitment to repairing the relationship with employees – but its **actions have not matched its words**
- Since Starbucks began mishandling the unionization issue in December 2021, Total Shareholder Return ("TSR") has **significantly underperformed peers**, margins have shrunk, there are fewer employees per store and workers are more disengaged

TSR Since Unionization Efforts Began

	TSR
SBUX	(6.0)%
Peer Median	10.6%
Benchmark Index (S&P 500 Restaurant)	5.2%

Source: Bloomberg
TSR evaluated from Dec. 9, 2021, to Nov. 21, 2023
Peer cohort comprises CMG, DRI, MCD, QSR and YUM

STRENGTHENING THE BOARD

- The SOC's three director candidates have expertise **lacking on the present Board**, including:
  - Experience managing unionized businesses
  - Experience working successfully with – and integrating – unions
  - Experience in key areas of labor law and policy while working constructively with regulators
- The nominees bring **diverse leadership experience** from within the business, government and non-profit sectors
- **Shareholders need the SOC's nominees in the boardroom, urgently**




Maria Echaveste
- Corporate board experience
- Senior Labor Department official
- Gov't leadership



Hon. Joshua Gotbaum
- Senior management experience
- Corporate board experience
- Negotiated both with and for unions



Hon. Wilma Liebman
- Former NLRB Chair
- Senior labor dispute mediator
- Global labor expert
- Non-profit board experience

BREW A BETTER STARBUCKS

*Source: SOC estimates based on Starbucks corporate filings, NLRB data, NLRB General Counsel Complaints and Administrative Law Judge Decisions
**Source: SOC research and analysis

SECTION I

Starbucks Has Lost its Way



Starbucks' Approach to Labor Issues is Broken

AXIOS
Starbucks accused of illegally shutting stores over union organizing

Bloomberg
Starbucks Is Racking Up Labor Law Violations as Rulings Roll in


Judge: Starbucks violated federal labor law by withholding pay hikes from unionized workers

The New York Times
Judge Bans Starbucks From Firing Union Supporters


AP
Associated Press
Labor judge: Starbucks violated worker rights in union fight

133 NLRB Complaints
Starbucks is the target in a third of all injunctions brought by the NLRB since December 2021

Every Two Days
Starbucks workers have chosen to unionize in a new store, on average, since December 2021

~9,000 Unionized Employees
across 42 states and Washington, D.C.

396 Stores
with individual contracts to be negotiated – and the number is growing

The Board's anti-union strategy has resulted in one of the most glaring and destructive examples of human capital mismanagement in modern U.S. history


BREW A BETTER STARBUCKS

Headlines from left to right: *Axios*, Starbucks accused of illegally shutting stores over union organizing, By Rebecca Falconer (Dec. 14, 2023); *Bloomberg Law*, Starbucks Is Racking Up Labor Law Violations as Rulings Roll in, By Robert Iafolla and Parker Purifoy (June 2, 2023); *CNN*, Judge: Starbucks violated federal labor law by withholding pay hikes from unionized workers, By Danielle Wiener-Bronner (Sept. 29, 2023); *The New York Times*, Judge Bans Starbucks From Firing Union Supporters, By Noam Scheiber (Feb. 22, 2023); *Associated Press*, Labor judge: Starbucks violated worker rights in union fight, By Dee-Ann Durbin (March 2, 2023)

The Board Has Backed an Unnecessarily Confrontational Strategy

Starbucks' response to unionization is well documented*

- **Pattern of violations of federal labor law**
  - Unfair labor practices
  - Failed to bargain in good faith
  - Union vote delay tactics
  - Procedural stalling tactics to delay NLRB adjudication
  - Store closures to halt union activity
  - Overstaffed stores ahead of union votes
  - Relocated union organizers to new stores
  - Refused to hire prospective employees who supported the union
- **Illegal discipline and firings**
  - Disciplined, fired and forced out workers because they cooperated with NLRB investigations
  - District managers instructed store managers to find reasons to discipline pro-union workers

- **Widespread coercive behavior**
  - Promised improved pay and benefits if workers rejected the union
  - Unlawfully threatened to withhold benefits, including health insurance
  - Threatened not to offer new benefits to unionized stores
  - Threatened to cut health and gender-affirming care benefits
- **Found to have exhibited "egregious and widespread misconduct" and shown "a general disregard for the employees' fundamental rights"**
  - Called the police on Starbucks employees delivering a unionization request
  - Took steps to create a two-tier workforce that would slow worker organizing efforts
  - Illegally surveilled pro-union workers

Starbucks' aggressive unionization response has not only failed to resolve the Company's dispute with employees – it has made the problem worse

*Source: Publicly filed NLRB complaints

Legal Decisions Against Starbucks Demonstrate the Lack of Oversight

Starbucks and the incumbent Board have consistently failed to adhere to federal labor laws, leading to a potentially unmanageable volume of legal complaints against the Company


NATIONAL LABOR RELATIONS BOARD

"**[Starbucks'] goal was to dull its employees' appetite for collective bargaining** by making it clear that organizing meant lower pay and benefits. Put more bluntly, **its pay and benefit adjustments were an effort to 'buy off' employees considering union representation**."

- Starbucks Corp. and Workers United, case number 19-CA-294579, San Francisco, CA

"[Starbucks] used its top executive to launch a **corporate-wide effort to manipulate its employees' free choice** by conditioning their pay and benefits on their willingness to forgo organizing—**a direct attack on the [National Labor Relations] Act's central goals**."

- Starbucks Corp. and Workers United, case number 19-CA-294579, San Francisco, CA

"Unless **[Starbucks'] unfair labor practices** are immediately restrained, **irreparable harm** will occur to the employees, the Union, and the public interest."

- NLRB v. Starbucks, Case number 03-CA-285671, Buffalo, NY


BREW A BETTER STARBUCKS

Note: Emphasis added

Starbucks' Brand Has Suffered Material Damage

FINANCIAL TIMES

"It is a remarkable **turn of events for the coffeemaker**, which has long marketed itself as one of the most worker-friendly environments in corporate America… That goodwill has been tainted **as Starbucks cracked down on unionisation efforts by its employees***"


Starbucks ex-CEO Howard Schultz appears before Congress to testify at hearing on Starbucks' treatment of organizing workers (March 2023)



WANTED:
AT THE BARGAINING TABLE
LOW STAFF? NO STAFF.

Unionized Starbucks workers strike in New York City for 'Red Cup Day' (November 2023)



Starbucks' Unionization Traditional Media Mentions
~200K total mentions
Notably, even 2+ years after unionization began, the number of media articles remains higher today than it was in the beginning.
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Oct '21
Nov '21
Dec '21
Jan '22
Feb '22
Mar '22
Apr '22
May '22
Jun '22
Jul '22
Aug '22
Sep '22
Oct '22
Nov '22
Dec '22
Jan '23
Feb '23
Mar '23
Apr '23
May '23
Jun '23
Jul '23
Aug '23
Sep '23
Oct '23
Nov '23
Dec '23

Source: Muck Rack

Constant media, policymaker and regulatory scrutiny has significantly damaged the value of Starbucks' brand – once one of its most envied assets


BREW A BETTER STARBUCKS

*Source: *Financial Times*, How unions are fighting a boardroom battle at Starbucks, By Ortenca Aliaj and Patrick Temple-West (Jan. 24, 2024). Emphasis added

Starbucks Shareholders Have Called for Action

Since early 2022, important investors including Trillium and the NYC Comptroller – as well as the SOC – have publicly advocated for Starbucks to reach fair and timely collective bargaining agreements with its workers*

- When the Company ignored these calls, the investors submitted a shareholder proposal at the 2023 Annual Meeting to commission a third-party assessment of the Company's adherence to its stated commitments to workers' rights to freedom of association and collective bargaining
- At the 2023 Annual Meeting, both leading proxy advisory firms recommended shareholders vote in favor of the proposal and 52% of Starbucks shareholders voting at the meeting supported commissioning the assessment, sending a clear message to the Board that proper human capital management and human rights due diligence is an important issue for shareholders
- The largest investor in the world recently updated its human capital management policy – underscoring to us how much employee relations matter to shareholders and the fact that the Starbucks Board is out of touch

> *"A company's approach to human capital management ("HCM") is a critical factor in fostering an inclusive, diverse, and engaged workforce, which contributes to business continuity, innovation, and long-term value creation."*

\- BlackRock 2024 proxy voting guidelines

It is clear that shareholders have become increasingly concerned about Starbucks' aggressive, illegal conduct since the unionization issue emerged

BREW A BETTER STARBUCKS

*Source: Trillium Urges Starbucks to Respect Workers' Rights, Trillium Asset Management (Mar. 31, 2022)

Starbucks' Own Labor Rights Assessment Underscores the Deep-Seated Problems

Despite Starbucks' campaign to convince shareholders the 2023 Labor Rights Assessment exonerated the Company, the findings reveal clear wrongdoing on the part of the current Board

> "***In the absence of strong and clear governance***, *accomplishing* ***operational change may have taken priority over careful respect for rights*** *and limitations that were not fully understood by teams unaccustomed to operating in such a constrained environment.*"

> "***Missteps could have been avoided had stronger fundamentals been in place***… *[such as] consistent on-the-ground presence and support, properly bespoke training, effective coordination of activities, and* ***development through the ranks of a full appreciation of guardrails and rules of engagement***."

> "*After* ***nearly two years*** *since the first elections… Starbucks* ***does not have any collective bargaining agreements*** *in place in the U.S.*"

Abridged Report to

Starbucks Board of Directors

Concerning Starbucks' adherence to freedom of association and collective bargaining commitments in its Global Human Rights Statement

Report Date: October 13, 2023

Thomas M. Mackall, LLC

Starbucks 2023 Labor Rights Assessment
(Made public on Dec. 12, 2023)

The Board responded to the assessment in the same manner it has responded to all human capital management issues: with insufficient action and a campaign to spin the narrative


BREW A BETTER
STARBUCKS

Note: Emphasis added

The Assessment Failed to Satisfy Shareholders

The 2023 Labor Rights Assessment “raises concerns about Board oversight & accountability”

New York City Comptroller Brad Lander (on behalf of the five New York City retirement systems), Trillium Asset Management, PIRC and the Shareholder Association for Research and Education (SHARE) found significant oversights and failures in the assessment (*emphasis added*):

> “ *The content of the Abridged Report raises* ***two important corporate governance questions****: (1) how the current board should be held* ***accountable*** *for such significant* ***governance failures****; and (2)* ***is the board, as currently constituted, the right board to implement the needed reforms****?* ”

> “ *Given that the company’s 2021 SEC filings identified material reputational and operational risks related to potential unionization activity, it is troubling that, as the Assessor put it, ‘Starbucks was not prepared for the emergence of union organizing activity.’* ”

– Jonas D. Kron, Chief Advocacy Officer at Trillium Asset Management, LLC

> “ *We believe there is a* ***pressing need for improved corporate governance*** *at Starbucks [...] The board must, in our opinion, set the tone from the top and take necessary action to ensure that corporate governance practices are remedied at Starbucks.* ***To date, however, the board has not publicly addressed its responsibility for corporate governance failures and what steps it will take*** *to hold itself accountable.* ”

> “ *If an assessment of how well a company is respecting its workers’ rights does not actually include input from workers,* ***it is not assessing much.*** ”

– Brad Lander, NYC Comptroller


NEW YORK CITY COMPTROLLER
BRAD LANDER

NYC Comptroller & Investor Coalition: Starbucks’ Workers’ Rights Assessment Beset by Lack of Worker Input & Failure of Board to Accept Responsibility

January 26, 2024

NYC Comptroller Lander & coalition of investors release analysis of an independent review of Starbucks’ stated commitment to workers’ freedom of association & collective bargaining rights, finding the assessment failed to consult workers, raising concerns about Board oversight & accountability

New York, NY – New York City Comptroller Brad Lander, on behalf of the five New York City retirement systems, alongside Trillium Asset Management, PIRC, and the Shareholder Association for Research and Education (SHARE) (Proponents), released an analysis of Starbucks’ workers’ rights assessment conducted by independent assessor Thomas M. Mackall.

The analysis raises concerns about Board oversight and governance failures, a lack of worker input, and ambiguity about the company’s ongoing commitment to international standards. As Starbucks prepares to resume negotiations with workers who have unionized over the past two years, and as shareholders consider the nominations of independent Board members at the Starbucks annual general meeting this spring, the analysis raises important questions about boardroom accountability.

“If an assessment of how well a company is respecting its workers’ rights does not actually include input from workers, it is not assessing much,” said **New York City Comptroller Brad Lander**, noting that it does not appear that the assessor talked to any workers. “The Starbucks Board needs to accept responsibility for the companies’ shortcomings and set a clear tone from the top that it will hold management accountable to its commitments to its workers’ freedom of association.”

“The assessor’s report and the Board’s response represent a sadly missed opportunity for Starbucks to pour out yesterday’s bitter brew and start fresh with a bold commitment to respecting fundamental labor rights,” said **Anthony Schein, Director of Shareholder Advocacy at SHARE.**

“The Abridged Report is revealing and concerning. Given that the company’s 2021 SEC filings identified material reputational and operational risks related to potential unionization activity, it is troubling that, as the Assessor put it, ‘Starbucks was not prepared for the [illegible]mergence of union organizing activity,’” stated **Jonas D. Kron, Chief Advocacy Officer at Trillium Asset Management, LLC.** “Starbucks [illegible] leadership should publicly acknowledge this failure – doing so is an important step towards living up to its commitments to worker

The assessment was conducted following majority shareholder support for the Proponents’ 2023 shareholder proposal requesting an independent, third-party assessment of Starbucks’ adherence to its stated commitment to workers’ freedom of association and collective bargaining rights. An abridged report of the assessment was made public in December.

NYC Comptroller & Investor Coalition: Starbucks’ Workers’ Rights Assessment Beset by Lack of Worker Input & Failure of Board to Accept Responsibility (Jan. 26, 2024)


BREW A BETTER
STARBUCKS

Note: Emphasis added

Shareholder Lawsuit Spotlights the Board's Alleged Willful Ignorance

Trimm v. Schultz et al alleges the Board breached its fiduciary duty by failing to ensure that Starbucks' labor relations are legally compliant

- *"[S]ystematic and flagrant violations of labor laws and illegal union-busting activities"* prompted a Starbucks shareholder to sue the Board
- In the course of discovery, the Plaintiff requested materials related to (1) unionization, (2) compliance with federal, state, or local laws, (3) NLRB complaints or labor-practice related lawsuits, (4) employee benefits and (5) store closures
- The parties alleged Starbucks was **only able to produce 12 pages of relevant materials** considered by the Board since April 4, 2022 (the first petition to unionize was filed Aug. 30, 2021), relating to:
    1. The Board received legal advice at its June 2022 meeting concerning union and labor relations issues and related litigation;
    2. An Audit & Compliance Committee meeting in Sept. 2022 received a management presentation on unionization, social demand and workers' conditions; and
    3. A full Board meeting in Sept. 2022 documented receipt of the report from the Audit & Compliance Committee
- **Out of 27 Board or Committee meetings** in 2022, directors discussed the Company's biggest issue, its problematic labor relations, **at just three meetings**

IN THE SUPERIOR COURT FOR THE STATE OF WASHINGTON
IN AND FOR KING COUNTY

JOE W. TRIMM, Plaintiff, v. HOWARD SCHULTZ, KEVIN R. JOHNSON, MELLODY HOBSON, RICHARD E. ALLISON, JR., ANDREW CAMPION, MARY N. DILLON, JØRGEN VIG KNUDSTORP, ISABEL GE MAHE, SATYA NADELLA, JOSHUA COOPER RAMO, CLARA SHIH, AND JAVIER G. TERUEL, Defendants -and- STARBUCKS CORPORATION, Nominal Defendant.	NO. 23-2-12444-8 SEA VERIFIED STOCKHOLDER DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff Joe W. Trimm ("Plaintiff" or "Stockholder"), by his attorneys, respectfully submits this Verified Stockholder Derivative Complaint (the "Complaint") for the benefit of Nominal Defendant Starbucks Corporation ("Starbucks" or the "Company") against certain

The Board let Starbucks management implement what appears to be an irresponsible approach to unionization – and then ignored the value-destructive implications of that response


BREW A BETTER
STARBUCKS

The Board's Reactive Efforts Lack Substance

The Company's response to the SOC's nominations has primarily been a PR campaign instead of substantive changes to its labor practices

- Since signaling our intention to nominate director candidates, the Company initiated a **reactive PR campaign** touting its purported commitment to improving relations with its employees
- The Board took a **series of defensive steps** in response to the SOC's nomination of director candidates:
  - ➢ The formation of a new Board committee focused on "oversight of stakeholder promises"
  - ➢ A public letter to Workers United seeking to reengage in negotiations
  - ➢ Expanding the Board by three with directors who lack relevant labor law or employee relations expertise
  - ➢ Several public letters to shareholders
  - ➢ Extensive commentary for the first time on the Company's Q1 earnings call



Starbucks Elects Daniel Servitje, Neal Mohan and Mike Sievert to its Board of Directors

January 09, 2024 · 5 min read

Servitje – CEO and Chairman of Grupo Bimbo – brings more than 20 years of experience in global operations and corporate business development.

Mohan – CEO of YouTube, the online video sharing and content platform with more than 2B users.

Sievert – CEO, President, and Director at T-Mobile US, Inc. since 2020, one of the world's largest telecommunications companies, leading it to

Message from Sara: Our Outreach to Resume Contract Bargaining with Workers United

December 08, 2023 · 1 min read

Our partners are the core of our business, and we are committed to providing everyone who wears the green apron a bridge to a better future. For those partners who have chosen to freely associate and bargain collectively, fulfilling that promise means working earnestly to progress negotiations towards first contracts that address the unique needs of each union-represented store.

That's why, today, Sara Kelly, chief partner officer, sent a letter to Workers United President Lynne Fox in an earnest attempt to propose a path forward that would allow us to resume productive contract negotiations for our U.S. partners who have chosen to elect union representation.

Starbucks Announces Intention to Establish New Environmental, Partner and Community Impact Board Committee Focused on Oversight of Stakeholder Promises

November 20, 2023 · 5 min read

SEATTLE – Starbucks Coffee Company (NASDAQ: SBUX) today announced its Board of Directors intends to establish a new Environmental, Partner and Community Impact (EPCI) Board Committee, as a continued evolution of the overall governance approach to the company.

Starbucks has always striven to be a different kind of company. Upon assuming the role of chief executive officer in March 2023, Laxman Narasimhan and the executive leadership team worked together with partners (employees) to refound Starbucks with an evolved mission and a set of six promises to the

We believe this level of response represents a clear acknowledgement that change is needed, but what ultimately matters is the incumbent directors' actions, not their words


BREW A BETTER STARBUCKS

A Case Study in Contradictions

It is difficult to reconcile the vast difference between Starbucks' words and its actions related to human capital

> *"We call our employees partners because **we are all partners in shared success**. We make sure everything we do is through the lens of humanity… We actively listen and connect with warmth and transparency…"*

Working at Starbucks: Culture and Values

> *"Our partners are the **driving force of our future**, and we remain committed to listening, learning and working side-by-side with them … [i]t is also our responsibility help our store leaders understand **how to work with** and **best support** our partners who have elected to **pursue union representation**."*

Press Release: Starbucks invests in a nationwide labor relations team and a dynamic, new partner training initiative (Jan. 9, 2023)

> *"While we've been clear in our belief that we can achieve more together by working side-by-side with our partners, we know that a subset of partners feel differently—and **we respect their right to organize and to engage in lawful union activities**. At each of … our U.S. company-owned stores where our partners have chosen to petition for a union representation election, **our focus has been to ensure that partners can trust the process is fair and their voice is heard**."*

Press Release: Our long-standing efforts to put our partners first (March 13, 2023)



USA TODAY
(March 2, 2023)
Starbucks violated labor laws with 'egregious' misconduct during unionization efforts, judge rules
REUTERS
(July 25, 2023)
Starbucks illegally fired NYC supervisor over union activities, judge rules
Bloomberg
(Sept. 29, 2023)
Starbucks illegally kept wages, benefits from union workers
Starbucks broke federal labor law when it boosted wages and benefits only for workers in non-unionized stores across the US last year, a National Labor Relations Board judge held.
Thursday's decision from Administrative Law Judge Mara-Louise Anzalone marks the first nationwide ruling against the Seattle-based coffee giant amid its resistance to a unionization wave that began two years ago. Starbucks violated the National Labor Relations Act in August 2022 by lifting wages to at least $15 an hour and providing benefits such as credit card tipping, increased training, and faster sick time accrual to all stores that weren't unionized, the judge said.
STARBUCKS

The current Board has presided over a human capital management strategy that is focused on saying one thing and doing the opposite

BREW A BETTER STARBUCKS

Headlines from top to bottom: *USA Today*, Starbucks violated labor laws with 'egregious' misconduct during unionization efforts, judge rules, By Wyatte Grantham-Philips (March 2, 2023); *Reuters*, Starbucks illegally fired NYC supervisor over union activities, judge rules, By Jonathan Stempel (July 25, 2023); *Bloomberg*, Starbucks Illegally Kept Wages, Benefits From Union Workers, By Parker Purifoy (Sept. 29, 2023)
Note: Emphasis added

The Board's Promises Continue to Ring Hollow

Starbucks' recent actions run counter to its statement regarding negotiating with its union employees

- Despite sending a letter to Starbucks Workers United on December 8 with a "sincere" proposal to **recommence contract negotiations**, the Company continued to employ illegal tactics against its unionized employees
- In early February, Starbucks Workers United filed **47 new federal unfair labor practice charges** since December 8, which include:
  - ➢ Illegally prohibiting union workers from taking part in a competition, which has incentives like paid time off and an all expenses paid trip to Costa Rica
  - ➢ Offering higher raises and other new benefits to workers at nonunion stores
  - ➢ Shutting down a store in Providence, Rhode Island, after employees voted to join Starbucks Workers United
  - ➢ Firing 17 workers for supporting the union, including five after December 8


STARBUCKS WORKERS UNITED

Starbucks Workers United Announces Filing of 47 New Federal Unfair Labor Practice Charges Against Starbucks, Showing Company's Lawbreaking Has Continued Even After it Promised Workers a New Approach

Firings, Withholding of Benefits, Other Retaliation Among the Charges Following the Coffee Giant's Decem

Company is Blocking Union Worke

Ch

HUFFPOST

Starbucks Is Sending 1 Lucky Barista To Costa Rica, But Not If They're In A Union

Union stores are excluded from the company's North America Barista Championship. The union calls it part of a broader pattern of retaliation.

Dillon Dix was excited to compete this year in Starbucks' North America Barista Championship, a company-wide contest in which the winner would receive a paid trip to Starbucks' coffee farm in Costa Rica. But he found some disappointing news in the fine print about the contest: Unionized Starbucks stores are not eligible to participate.

Dix called the move "really petty."

If the December 8 proposal to recommence talks was genuine, the Company and the union should have already been able to agree on an acceptable forum


BREW A BETTER
STARBUCKS

Headlines from top to bottom: Press Release: Starbucks Workers United Announces Filing of 47 New Federal Unfair Labor Practice Charges Against Starbucks, Showing Company's Lawbreaking Has Continued Even After it Promised Workers a New Approach, Starbucks Workers United (Feb. 6, 2024); *Huffington Post*, Starbucks Is Sending 1 Lucky Barista To Costa Rica, But Not If They're In A Union, By Dave Jamieson (Feb. 6, 2024)

Starbucks' Legal Advisors Known for Their Anti-Union Playbook

We question how the Board can claim it is negotiating in good faith with the union when it has hired Littler Mendelson, a law firm that has a history of anti-union actions

LAWCHA — THE LABOR AND WORKING-CLASS HISTORY ASSOCIATION

Not Your Father's Anti-Union Movement

Ten Key Facts About Starbucks' Union Avoidance Law Firm, Littler Mendelson

THE AMERICAN PROSPECT

Lawyers, Not Persuaders

The anti-labor law firm Littler Mendelson's reputation is a premier example of the limitations in existing labor law.

Bloomberg

Littler Cashes in on Starbucks' Sprawling Anti-Union Campaign

- According to Court filings, Littler Mendelson has **more than 100 lawyers working on the Starbucks account**
- For a company that claims its intention is to reach a mutually agreed-upon solution, Starbucks' actions repeatedly demonstrate the opposite

> "Littler Mendelson has staffed at least ***110 attorneys, including more than 50 partners*** [...] ***the sheer volume of outside lawyers underscores the enormous amount of legal work generated by the company's push to stymie worker organizing, so far with mixed results***."

In our view, Starbucks and the Board would seemingly rather spend shareholder capital on a high-priced anti-union law firm than constructively engage with its unionized partners


BREW A BETTER
STARBUCKS

Headlines from left to right: *LAWCHA*, Not Your Father's Anti-Union Movement, By John Logan (March 7, 2022); *The American Prospect*, Lawyers, Not Persuaders, By Jarod Facundo (Oct. 5, 2023); *Bloomberg Law*, Littler Cashes in on Starbucks' Sprawling Anti-Union Campaign, By Justin Wise and Robert Iafolla (June 28, 2023). Emphasis added

The Board Displays a Pattern of Failing to Effectively Manage Risk

In January 2024, a consumer advocacy group sued the Company for false advertising and alleged that it sources coffee and tea from farms with human rights and labor abuses

- The lawsuit cites reporting about human rights and labor abuses on specific coffee and tea farms in Guatemala, Kenya and Brazil, and alleges that Starbucks has continued to purchase from these suppliers in spite of the documented violations


NBC NEWS

Starbucks sued for allegedly using coffee from farms with rights abuses while touting its 'ethical' sourcing*

"On every bag of coffee and box of K-cups that Starbucks sells, Starbucks is heralding its commitment to 100% ethical sourcing… But it's pretty clear that there are significant human rights and labor abuses across Starbucks' supply chain."

Sally Greenberg, CEO of the National Consumers League (Jan. 10, 2024)

Our Supply Chain

Our ethical sourcing programs integrate respect for human rights throughout our Supply Chain, addressing rights such as: the right to non-discrimination; the right to be free from forced and child labor; the right to association; and the right to just and favorable working conditions, including ensuring the health and safety of workers. As part of our commitment, we respect the rights of vulnerable groups, such as women, migrant, seasonal and temporary workers, as well as the rights of indigenous communities. We are also committed to pursuing sustainable livelihoods within our Supply Chain to achieve a decent standard of living.

We require all of our suppliers to pledge compliance with our Supplier Code of Conduct, and we work to integrate our human rights commitment throughout our ethical sourcing programs and standards, which include: C.A.F.E. Practices; Third party certifications for tea, including Rainforest Alliance; Cocoa Practices; Manufactured Goods and Services Standards; and Conflict Minerals Policy Statement. Our C.A.F.E. Practices includes terms and conditions for verifying ethically sourced coffee, including how we remediate zero tolerance instances; operating standards and guidelines for third-party verifiers; and a commitment to third-party impact assessments and reporting. In addition to our Supply Chain, these same ethical sourcing programs and standards apply to our company-operated farm, roasting plants, distribution centers and juicery.

Global Human Rights Statement (Nov. 17, 2020)

This underscores the Board's insufficient risk management with regard to protecting the brand from reputational and legal damage

BREW A BETTER STARBUCKS

*Source: *NBC News*, Starbucks sued for allegedly using coffee from farms with rights abuses while touting its 'ethical' sourcing, By Kenzi Abou-Sabe and Adiel Kaplan (Jan. 10, 2024)

The Response to Unionization Worsens Employee Morale

Countless Starbucks employees have stated that stores are understaffed, hours are inconsistent and pay is low

- According to Glassdoor, less than half (49%) of current or former employees have a positive business outlook, which has been on a downward trend over the past two years
- Additionally, overall ratings of the Company have trended downward in recent years, with many employees highlighting difficulty keeping pace with workload and customer demand



Overall	**3.6**
Culture & Values	3.6
Diversity & Inclusion	4
Work/Life Balance	3.3
Senior Management	3
Compensation and Benefits	3.7
Career Opportunities	3.4


Overall Trend
3.7
3.5
3.3
3.1
9/2022
3/2023
8/2023



2.0 Feb 4, 2024

I Wouldn't Recommend If You Need A Consistent Amount of Money

Shift Supervisor

Current Employee, more than 3 years | Charlotte, NC

✕ Recommend ✕ CEO Approval ✕ Business Outlook

Pros

Usually great people, and they have great benefits! The free Bachelors through ASU is great! Pretty good pay too, especially with tenure.

Cons

Very inconsistent hours, they constantly get cut, so pay is hard to keep consistent since you aren't consistently working full time. The company also cares very little for its employees now. They used to care a lot, but now even getting 20 hours to keep benefits is difficult. This also leads to being understaffed for volume of customers that stores receive. We also get verbally harassed on a daily basis over things we cannot control. The amount of times I have been screamed at at 6am is ridiculous. Quality control is honestly non existent in terms of product and machine and hardware reliability.

1.0 Feb 2, 2024

Squeezing the life out of you, one cup at a time

Cashier/Barista

Current Employee, more than 1 year | Austin, TX

✕ Recommend ✕ CEO Approval ✕ Business Outlook

Pros

Benefits are great if you are allowed to work enough hours to even qualify for them

Cons

Rarely gives you the hours you want or need. Punishes you by not giving you hours if you have literally any unavailable time and aren't ready to do the footwork yourself to try and pick up shifts at other stores (where shift supervisors use borrowed partners for the worst jobs they can think of). The pay is trash and they WILL NOT help you fill out necessary forms if you are trying to get any state benefits or aide. Will schedule you for just shy of hours needed in a shift for breaks so they can squeeze every ounce of labor out of you they can without giving you a break.

Starbucks' anti-union campaign is causing workers to be disillusioned, which has led to retention and recruiting issues that can result in declining customer experience


BREW A BETTER
STARBUCKS

Source: Glassdoor; *Nation's Restaurant News*, How Starbucks is doubling down on improving employee morale, By Joanna Fantozzi (Aug. 3, 2022); *Associated Press*, Starbucks to revamp stores to speed service, boost morale, By Dee-Ann Durbin (Sept. 13, 2022); Legal Dive, Starbucks rethinks employee technology as it navigates workforce tension, By Lindsey Wilkinson (Nov. 8, 2022); *Boston Globe*, Starbucks union fight is grinding down the company — and workers at local cafes, By Diti Kohli (Jan. 1, 2024)

The Board's Missed Opportunity for a Constructive Solution

Starbucks had the chance to avoid a proxy contest without removing any incumbent directors – but instead chose to expand the Board with a unilateral refreshment that fails to address the right issues

- There is an **important difference** between directors who have had supervisory experience, those who have filled a human resources or similarly specific role, and those who have actually **led the transformation** of a company through **linked workforce investment and operational improvement**
- Starbucks' director nominees lack expertise in this last category, which is **most important** for Starbucks today and going forward
- **All three** of Starbucks' new directors have either approved or overseen **anti-union actions** at other companies
- Rather than add skills that could help Starbucks address its growing labor issues, the Company is **doubling down** on individuals who have a history of **not working cooperatively with unions**



Daniel Servitje
CEO of Grupo Bimbo



Neal Mohan
CEO of YouTube



Mike Sievert
CEO of T-Mobile

- ✕ ***NO experience integrating unions into operations***
- ✕ ***NO direct labor related regulatory experience***
- ✕ ***NO expertise in labor law or employee relations***
- ✓ ***Has approved or overseen anti-union actions***

At a time when the biggest threat to Starbucks' business is its misguided human capital strategy, it is confounding that the Board would add directors without meaningful expertise in this area



SECTION II

The Cost of Failed Oversight: Lost Shareholder Value

The Rising Costs of Starbucks' Anti-Union Campaign


Expenditures through February 2024
Legal fees: Litigation, Campaign Advice, Expenses
$100 million
Consultants and Internal Support: Communications, Research, Training
$40 million
Store Employee Productivity Lost Time: Captive Audience Store and Individual Meetings and Trainings
$13 million
Total Expenditures
$153 million


Liabilities Based on NLRB General Counsel Complaints and Administrative Law Judge Decisions through February 2024
Illegally Denied Wages and Tips (Grows at a rate of $815k per week)
$61 million
Illegal Firings and Store Closings
$26 million
Total Liabilities
$87 million
Total Expenditures and Liabilities
$240 million

The estimated and projected cost of Starbucks' mismanaged response to unionization is already nearly a quarter of a billion dollars… and growing

Source: SOC estimates based on Starbucks corporate filings, NLRB data, NLRB General Counsel Complaints and Administrative Law Judge Decisions

The Connection Between Employee Relations and the Bottom Line is Clear

It is widely acknowledged that Starbucks' anti-union campaign hurts financial performance



Bloomberg

Starbucks Earnings Are a Warning: Take Boycotts Seriously

"[Starbucks'] earnings miss… was bleak but not shocking… But **analysts also pointed to another, more surprising factor**… **the chain's drawn-out battle against employees' unionization efforts**."

BARRON'S

"Starbucks' **ongoing struggles with its union also spilled over during the quarter**. Some of the company's unionized stores went on strike in November. And in December, a third-party report—commissioned by Starbucks **in response to shareholder pressure**—found that… [Starbucks] had bungled its response to the rise in union activity, resulting in 'significant' negative consequences."



"*Now, you might ask, well, why does an investment community meeting have to talk about thriving partners? …**everyone in this room … should care deeply about … thriving partners … And the reason is, it is the catalytic force that drives the value chain of Starbucks**. It's that simple. It is the ignition for the flywheel of Starbucks financially and in terms of brand equity.*"

- Frank Britt, Chief Strategy and Transformation Officer, Starbucks 2022 Investor Day (September 13, 2022)

Newsweek

"**The stock market has weighed heavily on Starbucks as it grapples with complex societal issues**, prompting investors to retreat and driving its shares into their **longest losing streak since its 1992 initial public offering**."




BREW A BETTER
STARBUCKS

Headlines from left to right: *Bloomberg Opinion*, Starbucks Earnings Are a Warning: Take Boycotts Seriously, By Beth Kowitt and Leticia Miranda (Feb. 1, 2024); *Barron's*, Starbucks Had a Tough Quarter for Earnings. Why the Stock Is Rising., By Sabrina Escobar (Jan. 31, 2024); *Newsweek*, Starbucks Loses $11 Billion in Value Amid Boycotts, By Alexander Fabino (Dec. 5, 2023). Emphasis added

North America Remains a Critical Segment for Starbucks

With over 74% of total net revenue, Starbucks' North American segment is by far the Company's largest

- There are currently nearly 18,000 stores in the U.S. and Canada
- 60% of stores in North America are Company-owned, with the remaining 40% typically licensed
- The Company has complete control over how to handle unionization issues, particularly at U.S. Company-owned stores
- There is evidence that the reputational damage resulting from the Board's lack of oversight has spilled into some of its licensed operations, such as those at universities, and has the potential to limit the Company's ability to operate as it expands into international markets



FY2023 Revenue by Operating Segment
North America
International
Channel Development
5%
21%
74%

While we recognize that the Company is promoting growth internationally, this cannot be done at the expense of addressing fundamental operational issues related to the Company's "most mature business"

BREW A BETTER STARBUCKS

Source: Company Form 10-K for FY2023

Risks Grow as Unionization Remains Unchanged

It may have been possible at one point to address Starbucks' human capital management issues cheaply, quickly or efficiently – but the Company's response has only made the problem worse

- The number of new NLRB cases against Starbucks is rising
- Starbucks' expenses are projected to increase **over $800k per week** as a direct result of its strategy to fight unionization at all costs
- The strategy is not working – the **Company has lost over 80% of union elections**
- There are now **396 union contracts** that must be negotiated individually, and each additional contract chips away at Starbucks' negotiating leverage
- Fighting the union diverts management's focus from Starbucks' second highest priority: growth. The Company has guided shareholders that it aims to open more than 17,000 new stores by 2030
- Unionization is a persistent issue to which Starbucks has not adequately responded. There is no reason for shareholders to believe that continuing the present strategy will resolve the problem


Cumulative Number of Unionized Stores
450
400
350
300
250
200
150
100
50
0
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24

Until Starbucks reviews its human capital management strategy, the Company will have no chance at fulfilling its potential


BREW A BETTER STARBUCKS

Starbucks’ Anti-Union Approach is Destroying Shareholder Value

The Board’s failure to effectively oversee human capital management issues has damaged shareholder value

- Since the anti-unionization campaign became a tangible issue (December 9, 2021, when the first union election occurred in Buffalo) through the date that the SOC nominated candidates for the Board, **TSR was (6.0)%**
- Starbucks shares performed **16.6% worse** than the median of Starbucks’ peers* and **11.3% worse** than the S&P 500 Restaurant Index
- Since 2021, Starbucks has not delivered profitable revenue growth
  - Revenue CAGR: 11.2%
  - General and Administrative CAGR: 12.4%
  - EBITDA CAGR: **(0.7)%**
- G&A expense is growing faster than revenue, which has resulted in **shrinking profit margins**
- Starbucks’ EV/EBITDA multiple has declined from 21.1x (a **premium** to the median of its peers) to 15.0x (a **discount** to the peer median) since the first union vote


Total Shareholder Return
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
(2.0)%
(4.0)%
(6.0)%
(8.0)%
Peer Median
Benchmark Index (S&P 500 Restaurant)
(6.0)%
10.6%
5.2%
SBUX


EV / NTM EBITDA
SBUX
Peer Median
S&P 500 Restaurant
22.0x
21.0x
20.0x
19.0x
18.0x
17.0x
16.0x
15.0x
14.0x
Dec '21
Feb '24


BREW A BETTER STARBUCKS

*Note: Peer cohort comprises CMG, DRI, MCD, QSR and YUM, which are the issuers who are the constituents of the S&P 500 Restaurant Index that we believe are highly correlated with SBUX

Starbucks Has Underperformed Peers

Since the start of unionization, the Company's shares have underperformed its peers* by 29.0%

	December 9, 2021 (Start of Unionization) to		1 Year Pre-Nomination to		3 Years Pre-Nomination to	
	11/21/23	2/14/24	11/21/23	2/14/24	11/21/23	2/14/24
SBUX	(6.0)%	(14.3)%	7.7%	(1.7)%	13.6%	3.7%
Peer Median	10.6%	14.7%	7.3%	13.5%	39.0%	44.6%
S&P 500 Restaurants	5.2%	9.4%	9.7%	14.0%	33.1%	38.3%
Relative Performance						
SBUX vs Peers	(16.6)%	(29.0)%	0.3%	(15.3)%	(25.4)%	(41.0)%
SBUX vs S&P 500 Restaurants	(11.3)%	(23.6)%	(2.0)%	(15.7)%	(19.5)%	(34.7)%

- The recommended unaffected date is Nov. 21, 2023, when the SOC nominated three candidates for the Board as a last resort to address the Company's continued mismanagement of human capital matters
- Starbucks has underperformed the median of its peers and its benchmark index since Buffalo unionized on Dec. 9, 2021. The Company's performance was in line with peers and the benchmark over the year preceding the nomination of SOC's candidates. Finally, Starbucks delivered worse shareholder returns than the median of its peers and its benchmark index over the three years preceding the nomination
- When the TSR evaluation is extended forward to Feb. 14, 2024, Starbucks' relative performance grows worse, underscoring the SOC's concern that the Board's response continues to risk shareholder value

*Source: Bloomberg. Peer cohort comprises CMG, DRI, MCD, QSR and YUM

Valuation Over Time Relative to Peers

Starbucks’ relative valuation has declined as a result of its human capital mismanagement



EV / NTM EBITDA*
22.0x
21.0x
20.0x
19.0x
18.0x
17.0x
16.0x
15.0x
14.0x
Dec '21
Feb '24
SBUX
Peer Median
S&P 500 Restaurant

- On December 9, 2021 (the first unionization), Starbucks was valued at 21.1x NTM EBITDA, in line with the S&P 500 Restaurant Index and a 2.3 turn premium to the median of its peers
- Since unionization and the Board’s failure to oversee management’s response, Starbucks has moved to a 3.0 turn discount to the index and a 2.2 turn discount to its peer median (15.0x for SBUX vs 18.0x for the index and 17.2x peer median)
- The decline in Starbucks’ valuation indicates that the investing public has rising concern about the stability and growth of Starbucks’ future cash flows
- The shift from a premium valuation to a discount indicates that investors’ concerns about Starbucks are specific to the Company, rather than responsive to industry-wide risk

BREW A BETTER STARBUCKS

*Source: Bloomberg. Peer cohort comprises CMG, DRI, MCD, QSR and YUM

Operational Performance

Since Starbucks began fighting the union, revenue has grown more slowly than general and administrative expense and margins have suffered

Indexed Change in Revenue, Total Operating Expenses and EBITDA Since Unionization*

125
120
115
110
105
100
95
90
85
80

Revenue: $29.1B
G&A: $1.9B
EBITDA: $7.4B

Revenue: $32.2B
G&A: $2.0B
EBITDA: $6.3B

G&A:$2.4B
Revenue: $36.0B
EBITDA: $7.3B

FY 2021
FY 2022
FY 2023

G&A
Revenue
EBITDA

General and administrative expense includes partner wages and benefits, support costs for labor conditions and management compensation


BREW A BETTER
STARBUCKS

*Source: Bloomberg

No Wonder They're Burned Out

After peaking in 2022, employees per store dropped sharply in 2023

Employees Per U.S. Company-Operated Store Over Time

Year	Employees per store
2018	21.3
2019	23.8
2020	24.6
2021	26.3
2022	26.8
2023	22.7

The numbers explain the narrative: fewer employees per store → increased customer dissatisfaction → brand and reputation destruction = elimination of value that took years to build


BREW A BETTER
STARBUCKS

Source: Company filings

Quantifying the Brand Damage

A Nielsen poll of Starbucks consumers reveals connection between anti-union conduct, working conditions, patronage and perception of the Company

Consumer Opinion on Company Anti-Union Conduct:

- The consumer survey, commissioned by the SOC, revealed that a higher proportion of Starbucks consumers who visited in last 30 days indicated that they **would visit Starbucks less often due to Starbucks' anti-union conduct** than they would in response to price increases:
  - **Two-thirds (66%) are less likely to visit Starbucks** if the Company broke federal labor laws compared to 54% for price increases
- When reading about labor law violations and working conditions, **3 in 5 respondents felt more negative** towards Starbucks as a result
- When considering each of these issues, about **2 in 5 said they would be likely to stop visiting** stores. On the other hand, just under 2 in 5 would take no action

Consumer Opinion on Service/Working Conditions:

- When asked how Starbucks could better working conditions, the strongest agreement was seen in having **consistent schedules and increased staffing during busy hours**, with at least 70% agreement. High frequency consumers showed the highest support, with 4 in 5 agreeing
- Overall, respondents had a large negative shift in opinion when reading excerpts about the labor and hour cuts at Starbucks. About **2 in 3 respondents shifted to a more negative perception** on both stances


Nielsen

Starbucks' human capital management, which includes anti-union conduct, inconsistent schedules and understaffing, is damaging its attractiveness to consumers

Source: Custom Nielsen Study, commissioned and paid for by SOC on January 5, 2024. The survey was conducted online from January 12th to 18th of 2024, included 2,002 respondents from all fifty U.S. states and Washington, D.C.

Starbucks is Alienating a Key Demographic

Gen Z is increasingly taking action to hold Starbucks accountable for its mistreatment of workers

- Recently, students at UC Riverside and UCLA staged protests calling for Starbucks to be removed from the campuses in response to the Company's union busting
- This follows a similar movement from students at Cornell University last year – who were successful in getting the university to cut its licensing agreement with Starbucks – as well as campaigns at University of Washington, Georgetown University, Boston University and other schools
- Gen Z – whose spending power has more than doubled in three years to reach an estimated $360 billion – is a key demographic for Starbucks that it is losing based on its human and labor rights record
- According to a Nielsen poll, more than half of every subgroup supported the unionization of Starbucks workers, with high frequency users and Gen Z users showing the highest support, at 68%



Los Angeles Times

CALIFORNIA

FRIDAY, FEBRUARY 2, 2024 :: LATIMES.COM/CALIFORNIA

UC students accuse Starbucks of union busting, want brand ousted



ithaca.com

Cornell Students Organize to Kick Starbucks off Campus

In the days following a Starbucks announcement that every one of their corporate-owned locations in the City of Ithaca — all of which are unionized — would be closing on May 26, Cornell students started a campaign to pressure the University to stop selling Starbucks products on campus and find a more ethical coffee vendor before the fall semester begins. In addition, they have called on the university to make its contract with Starbucks public.


GET STARBUCKS OUT OF CORNELL



Bloomberg

…Tuesday's results, with the company **posting its slowest sales growth in a year**, shows we've entered a new era. A generational shift is underway among consumers, and **when companies step on the wrong side** of certain hot-button issues, their customers are reacting. **Gen Z in particular** has shown they are willing to do more than just post video rants on TikTok, actually **putting their money where their mouth is**.

We believe Starbucks stands to face substantial losses if it continues to disenfranchise younger generations, who are willing to walk away from brands that do not share their values



Articles from left to right: *Los Angeles Times*, Efforts brewing at UC Riverside and UCLA to evict Starbucks from campuses for 'union busting' activities, By Andrew Campa (Jan. 31, 2024); *Ithaca.com*, Cornell Students Organize to Kick Starbucks off Campus, By Matt Dougherty (May 18, 2023); *Bloomberg Opinion*, Starbucks Earnings Are a Warning: Take Boycotts Seriously, By Beth Kowitt and Leticia Miranda (Feb. 1, 2024). Emphasis added

Summary: The Starbucks Board Is Not Living Up to its Duty

The cost of Starbucks' anti-union campaign impacts all stakeholders



Mounting Legal Liabilities



Disappointing Earnings Results



Significant Share Price Underperformance



Reduced Valuation



Poor Operational Performance



Declining Reputation

Unanswered Questions for the Starbucks Board

1. How has the Board held management accountable for the Company's alleged illegal actions?
   - ➢ How does the Board recommend shareholders evaluate the effectiveness of its efforts to hold management accountable?
2. How has the Board changed the KPIs it uses to oversee the Company's human capital management?
   - ➢ How does the Board recommend shareholders evaluate the effectiveness of its oversight?
3. What other failed initiatives, aside from the unionization response, has the Company spent hundreds of millions of dollars on?
   - ➢ What process did the Board use to determine to continue engaging in unfair labor practices – even after the Company's public statement that it wished to return to the negotiating table?
4. How much of Starbucks' advertising budget targets Gen Z?
   - ➢ How much more does the Board anticipate it will have to spend to counter the reputational damage resulting from the unionization response?
5. The current rate of unionization is one store every other day. How many stores do you expect will be unionized in the next 3 months?
6. What are employees' top three motivations behind their decisions to unionize?
   - ➢ What proportion of U.S. in-store partners receive benefits?
   - ➢ What proportion of U.S. in-store partners work over 20 hours a week regularly?
   - ➢ If in fact upwards of 70% of baristas can't get enough hours to qualify for benefits, is it really fair and accurate to say that Starbucks "offers" such benefits?*
7. At what point does the cost of refusing to bargain in good faith become too high?
8. In light of the absence of relevant union negotiating experience in the boardroom, how did the Nominating and Governance Committee determine that "none of the SOC Group Nominees possessed the mix of necessary experience, skills, qualifications and other attributes that would allow them to add meaningful value" to the Board's considerations?**
9. How should shareholders think about the Company's refusal to set any benchmarks or milestones for part-time/full-time balance?

*Source: SOC research and modelling
**Source: Starbucks' Definitive Proxy Statement (Jan. 25, 2024)

SECTION III

Strengthening the Board

The SOC's Nominees Are Needed Now

Our nominees have experience the current Board needs: integrating unions with customer service businesses, successful labor negotiations and successfully working with regulators



Maria Echaveste

- ✓ **Extensive experience in government and international relations:** Administrator of the Wage and Hour Division at the U.S. Department of Labor from 1993 to 1997, Deputy White House Chief of Staff from 1998 to 2001, focused on immigration, civil and labor rights, education and finance
- ✓ **Valuable public company board experience**: Director of Cadiz, Inc. (Nasdaq: CDZI), serves as Chair of the Corporate Governance and Nominating Committee and as a member of the Equity, Sustainability & Environmental Justice Committee
- ✓ **Corporate governance expert**: Previously served as vice chair of the California International Trade and Investment Advisory Committee, an appointment made by Governor Jerry Brown



Hon. Joshua Gotbaum

- ✓ **Broad management and board experience at public and private companies and non-profits**: Significant experience serving as an independent director of PulteGroup, Inc. (NYSE: PHM), TD Bank, Safety-Kleen Systems and Thornburg Investment Management
- ✓ **Senior management experience working with U.S. unions in service industries:** Led the successful Chapter 11 reorganization of Hawaiian Airlines (Nasdaq: HA)
- ✓ **Extensive experience both as management negotiating with unions and advising unions negotiating with management**
- ✓ **Senior experience in government:** Previously served in influential White House roles, including budget and economic policy teams



Hon. Wilma Liebman

- ✓ **Labor management and employee relations expert**: Previously served as Chief Operations Officer and Deputy Director of the Federal Mediation and Conciliation Service, where she oversaw arbitration, international affairs and advised on major labor disputes to support negotiations
- ✓ **Valuable public sector experience as former Chair of the NLRB**: First appointed by President Clinton in 1997, twice reappointed by President Bush and confirmed three times by the Senate. Designated by President Obama from January 2009 until August 2011, making her the second woman to ever lead the organization in its nearly 90-year history
- ✓ **Significant legal, public policy and private sector expertise**: Both before and since leaving the public sector in 2011, she has held a number of private sector positions, including serving as legal counsel and consulting for unions, teaching at law schools and other advisory roles

Our nominees are best situated to ensure the necessary board oversight of management's human capital management


BREW A BETTER
STARBUCKS

Maria Echaveste

Ms. Echaveste is a former senior White House official and corporate attorney with significant international relations and public company board experience that we believe would be extremely additive to Starbucks' Board




international
battery metals

Echaveste was integral in **guiding the company in its transition** from a founder-directed start-up to an operating company. As an independent director of IBAT, Echaveste helped the founder of IBAT recognize the need for a new CEO, who had the right expertise for establishing the internal controls appropriate for a public company and navigating the complexities of entering into foreign markets

> *"Fundamentally, an independent director's role is to challenge management's appraisal of a situation or issue in ways that are constructive and respectful since both management and the board have a common interest of increasing shareholder value."*


CADIZ

As Nominating & Governance Committee Chair, Echaveste has **overseen the leadership transition** at the company as it works to **reposition itself** after two decades of ongoing litigation and controversy with environmental groups

Hon. Joshua Gotbaum

Mr. Gotbaum has broad experience in business and government – as senior management, as a public company director and as an advisor to unions – that we believe is needed on Starbucks' Board




HAWAIIAN
AIRLINES.

Appointed **Ch. 11 Trustee (CEO)**, Gotbaum successfully managed and reorganized Hawaiian Airlines, bringing it out of bankruptcy. **Stock price increased 5x and creditors were fully repaid.** Hawaiian Airlines' restructuring was the 2005 *Airline Business* Deal of the Year. Successfully renegotiated six labor agreements, with a certificate of appreciation from the local International Association of Machinists

"I've been able, multiple times, to help businesses and others overcome challenges by working with management teams, unions and other stakeholders. I'd like a chance to help Starbucks -- already an excellent company -- do that, too."


PULTEGROUP

Proposed as an **independent director** by Elliott Management, Gotbaum served on the CEO selection, audit and finance committees. PHM chose a new CEO and **the stock price increased by over 50% during his two-year tenure**


BREW A BETTER
STARBUCKS

Hon. Wilma Liebman

Ms. Liebman has over 40 years of experience in labor management, employee relations, wage negotiations, public policy and law that we believe would bring vital experience to Starbucks' Board




FMCS

Provided strategic advice that helped **resolve difficult collective bargaining disputes**, some involving bitter strikes (e.g., UPS, Caterpillar, Boeing). Supported the agency director in launching a **historic labor management partnership** between Kaiser Permanente and its numerous unions, that emerged out of **decades of mounting discontent and strikes** that threatened to derail the organization and damage its ability to provide quality care

> *"Collectively, my experience and relationships with both business and labor communities have given me a unique, multi-dimensional perspective and understanding of the causes and dynamics of workplace conflicts that can threaten organizations and jeopardize their reputations and viability, as well as the avenues for resolving and channeling conflict in constructive ways."*


NATIONAL LABOR RELATIONS BOARD

As Chairman of the NLRB, Liebman successfully navigated through **escalating political storms** not seen since the 1940s, including aggressive congressional oversight and existential threats to the agency's budget and existence. At the same time, she managed internal politics, overseeing the agency's case docket and decision-making and presenting a positive public vision of the organization

The Current Board Lacks Necessary Expertise for Resolution with Unions

Despite Starbucks' claims to the contrary, the Board lacks the right kind of labor relations expertise

	Maria Echaveste	Hon. Joshua Gotbaum	Hon. Wilma Liebman	Ritch Allison	Andy Campion	Beth Ford	Mellody Hobson	Jørgen Vig Knudstorp	Neal Mohan	Satya Nadella	Laxman Narasimhan	Daniel Servitje	Mike Sievert	Wei Zhang
Direct labor-related regulatory experience	✓	✓	✓											
Approved/oversaw anti-union actions, unfair labor practices				✓	✓			✓	✓			✓	✓	
Experience integrating unions into operations		✓	✓											
Extensive experience in labor law and employment relations	✓	✓	✓											
Experience managing and developing values and culture in a large, global workforce		✓	✓	✓ (red)	✓ (red)	✓ (red)		✓	✓ (red)	✓	✓ (red)	✓ (red)	✓ (red)	✓ (red)
Experience managing or supervising employees	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Served in specific people, human resources, human capital management or comparable role	✓	✓			✓								✓	✓
Transformative change through workforce investment and operational improvement	✓	✓	✓											

The SOC's Nominees


Based on Starbucks' Proxy


Based on the SOC's In-Depth Analysis


BREW A BETTER
STARBUCKS

Who We're Targeting and Why

We believe each committee chair bears primary responsibility for the Board's complacency and lack of oversight that has led Starbucks to the current crisis



Ritch Allison
Compensation Committee Chair

- x Failed to oversee the development, implementation and effectiveness of appropriate compensation practices that incentivized effective human capital management and strong TSR performance
- x Oversaw repeated decisions at Starbucks to exclude union employees from new benefits and compensation increases
- x Former CEO of Domino's – issues with union busting and poor history of conflict resolution indicate limited relevant experience



Andy Campion
Audit Committee Chair

- x Failed to adequately oversee Starbucks' legal, regulatory, ethics and compliance programs
- x Outgoing COO of Nike – a company which has a well-documented history of abuses in the supply chain, including forced overtime and ignoring shareholders' concerns reveal a lack of expertise necessary to oversee human capital policy



Jørgen Vig Knudstorp
Nominating/Governance Committee Chair

- x Failed to ensure that Starbucks was adhering to its own human rights policies
- x Failures identified in Labor Rights Assessment
- x Former executive chairman of The Lego Group, a Danish company, which faces vastly different labor laws and policies
- x Has allowed the gender diversity of the Board to decline following reactive refreshment – currently less than 30% of directors are female

Chairs set their committee's agendas, and each was empowered to do something about the human capital mismanagement, but they did nothing


BREW A BETTER
STARBUCKS

Investors Are Rewarded When Companies Respect Workers' Rights


First

After initial resistance and union avoidance campaign, in 2008 FirstGroup plc. agreed to change conduct, resolve most labor disputes privately (not through NLRB, reducing legal expenses) and streamline national bargaining to set broad standards for pay and benefits. With improved public reputation, **market capitalization increased 40%** between 2008 agreement and 2021 sale to private equity.


COSTCO

Costco has had a productive relationship with its union for 30 years, over which time **share price increased 23,000%**. Average pay is **more than double** that of its main competitor. CEO Greg Jelinek stated: being pro-worker "*constitutes a significant competitive advantage for us.*" The first national contract for warehouse workers was reached in 2023, and the company's share price is up 44% over past year.


DANONE

Following a 2019 agreement with the IUF (global) and the UFCW (U.S.), Danone agreed to union access to employees and facilities, neutrality and privately supervised elections with arbitration. Over 1,000 employes have since joined UFCW, and contracts provide improved wages, benefits and voice. Since early 2020, Danone's **share price has increased 5%**.


Unilever

Like Danone, signed agreement with IUF in 2019. In 2023, U.S. workers at Ben & Jerry's began organizing. After initial resistance, Ben & Jerry's entered into agreement with Workers' United that resulted in agreement in January 2024. Since early 2020, Unilever's **share price has increased 11.5%**.


BREW A BETTER
STARBUCKS

First Group plc: *Labor and Employment*, Using an Independent Monitor to Resolve Union-Organizing Disputes..., By William Gould IV (July 2011), *Indiana Law Journal*, Beyond Labor Law..., By William Gould IV (Winter 2012)
Costco: *Fast Company*, Why Costco's response to the surprising Virginia union victory stands out, By Clint Rainey (Jan. 3, 2024)
Danone: Refinitiv share price data from March 16, 2020 through Feb. 8, 2024, Commit on Workers' Capital, Shared Prosperity: The Investor Case For Freedom Of Association And Collective Bargaining, By Aaron Brenner, Tamara Herman and Lisa Nathan (Nov. 2022)
Unilever: Refinitiv share price data from March 16, 2020 through Feb. 8, 2024, *Bloomberg*, Ben & Jerry's Agrees to Workers' Proposed Principles in Union Bid, By Josh Eidelson and Dasha Afanasieva (April 28, 2023), *AFL-CIO*, Worker Wins: Best Contracts Ever, By Kenneth Quinnell (Dec. 15, 2023), *The Associated Press*, Ben & Jerry's reaches union contract with about 40 workers at its original location in Vermont (Jan. 19, 2024)

Mitigating Reputation Damage

Like other major consumer-facing brands with a progressive public profile, Starbucks can mitigate damage to its reputation, improve job quality, enhance operational efficiency and boost investor returns by:

1. **Improving its compliance with the National Labor Relations Act and other federal labor laws with respect to employees who are attempting, or who may attempt, to obtain union representation**

2. **Developing a better human capital management policy aimed at respectful and productive relationships between the Company and its employees**

3. **Empowering management to move beyond this highly visible crisis and return focus to supporting high-service, high-quality customer experiences**


BREW A BETTER
STARBUCKS

A New Status Quo

A revamped human capital approach is critical to preventing value destruction and creating value for shareholders



Heightened Partner Engagement



Increased Customer Satisfaction



Restored Reputation as Progressive Leader



Higher Partner Retention



Reduced Legal Costs



Improved Profitability

Vote the BLUE Proxy Card to Brew A Better Starbucks

PROTECT YOUR INVESTMENT IN STARBUCKS



Vote "FOR" ALL the SOC's Nominees

on the BLUE Proxy Card

www.BrewABetterStarbucks.com


BREW A BETTER
STARBUCKS

SECTION IV

Correcting the Record

Starbucks is Playing Games with its TSR Peer Sets

Starbucks has introduced new peer sets to make it *look* like it has outperformed over recent time periods – but the peers don't make sense

- Starbucks' most detailed disclosed peer group, prior to its response to our nominees, was a group of companies including Estée Lauder, Target, and V.F. Corp. (used to set management's total compensation)
- The Board uses TSR relative to the S&P 500 to adjust management compensation by as much as 25%. This year's proxy statement, for the first time, benchmarked Starbucks' TSR against the S&P 500 Consumer Discretionary Index*
- Starbucks has introduced two more peer sets in its Feb. 16, 2024, investor presentation,** comprising smaller-scale quick service restaurants (Starbucks' enterprise value is approximately 28 times the median of the proposed peer groups). We believe this peer set is **overly broad** and was chosen to be **flattering to the Company's recent underperformance**
- The best basis of comparison for Starbucks' total shareholder return is a group of companies in a similar industry, operating at a similar scale, facing similar headwinds, and succeeding at similar challenges. That group is the set of **highly-correlated, large cap restaurants presented earlier in this presentation**



Enterprise Value of Starbucks' Newest Peer Sets
Billions
250
200
150
100
50
0
MCD
SBUX
CMG
QSR
YUM
DRI
DPZ
YUMC
TXRH
WEN
BROS
JACK
BLMN
EAT
SHAK
CAKE
PZZA
CBRL
DIN
BJRI
DENN
LOCO



BREW A BETTER STARBUCKS

*Source: Starbucks' Definitive Proxy Statement (Jan. 25, 2024)
**Source: Starbucks Feb. 16, 2024, Investor Presentation (Page 3) states, "Peers include BROS, CAKE, CBRL, CMG, DENN, DIN, DPZ, DRI, EAT, LOCO, MCD, PZZA, QSR, WEN, YUM, and YUMC."; Starbucks Feb. 16, 2024, Investor Presentation (Page 9) states, "Peers include BJRI, BLMN, CAKE, CBRL, CMG, DIN, DPZ, DRI, EAT, JACK, MCD, PZZA, QSR, SHAK, TXRH, WEN, YUM, and YUMC."

Questionable Milestones

Starbucks, unable to show positive TSR since it began fighting its employees, utilizes milestones that don't make sense

- The Board, with an average tenure of less than four years, is defending itself by citing shareholder value created over the last three, five, ten and twenty years*
- The Board takes credit for "leading shareholder returns" that it has not delivered. Dividends as a percent of market cap or dividend yield relative to projected growth are not TSR*
- The Board alternately cites May 3, 2022, September 13, 2022 and November 2, 2023, as milestone dates on which its strategy was announced, approved or reinvented
  - ➢ Starbucks did not take any steps to resolve its biggest problem – the impact on shareholder value of its illegal strategy to oppose employees' desire for a union regardless of cost to its reputation and brand
  - ➢ The most relevant period for evaluating Starbucks' performance is from Dec. 9, 2021, when the impact of Starbucks' response to unionization became tangible for investors, to Nov. 21, 2023, when the SOC nominated its candidates for the Board

*Source: Starbucks Feb. 16, 2024, Investor Presentation (Pages 7, 10, 11)

An Attempt to Mislead Shareholders

Not only does Starbucks try to distract from its anti-unionization efforts by focusing on employee benefits, it does so by using cherry picked quotes that are either out of context or are living in the past

The New York Times

Starbucks cites a quote that is almost 10-years old – ignoring that more recent NYT headlines focus on the Company's "**Dirty war against labor**" and the "**New pressure**" its under as a result of the union campaign

AON

The reality is that many of Starbucks workers **do not have access** to these benefits because they don't work enough hours to qualify


3 Starbucks Prioritizes Partners
Starbucks Has Long Been Hailed as a Trailblazer in Worker Benefits...
"Starbucks has long been a trailblazer in offering company benefits..."
MAY 2022
npr
"Starbucks is famed for offering its workers the kind of benefits that are often out of reach for low-income employees in the service industry."
JAN. 2024
FINANCIAL TIMES
SEP. 2023
AON
Report
MISLEADING
22
Source: AON report, news reports and public information.



The headline of this article is "*Starbucks says employees getting new benefits, but not at stores that are unionizing,*" **dispelling the notion** that Starbucks remains "*socially progressive*"

FINANCIAL TIMES

The sentence following the selected quote reads, "***That goodwill has been tainted** as Starbucks **cracked down on unionization efforts** by its employees…*"

Headlines from left to right: *The New York Times*, A New College Model, By Joe Nocera (June 16, 2014); *The New York* Times, Inside Starbucks' Dirty War Against Organized Labor, By Megan K. Stack (July 21, 2023); *The New York Times*, Starbucks Faces New Pressure Over Union Campaign, By Noam Scheiber (Jan. 5, 2024); NPR, Starbucks says employees getting new benefits, but not at stores that are unionizing, By Andrea Hsu (May 3, 2022); *Starbucks Stories*, Starbucks Raises the Bar with Industry-Leading Employee Benefits, Outperforming Competitors (Nov. 6, 2023); *Financial Times*, How unions are fighting a boardroom battle at Starbucks, By Patrick Temple-West (Jan. 24, 2024)

Starbucks’ Phantom Benefits

The Company’s championing of its “best-in-class” benefits conveniently ignores the full picture

- The reality is that not getting the opportunity to work the 20 hours a week required to receive benefits is a **key complaint of Starbucks workers**
- Based on the most recent Form 5500 filing Starbucks was required to make with the Department of Labor, significantly **less than half** of employee plan participants have company-sponsored health insurance*
- For the fiscal year 2023, annual total compensation for Starbucks’ median employee – a part-time barista in the U.S. – was $14,209, including salary and Bean Stock awards. In 2022, it was only $12,254**



3 Starbucks Prioritizes Partners
...And We Continue to Strive to Uphold That Reputation Today
Today, We Provide a Best-in-Class Experience for Our Partners
Benefits Index vs. 70 Retail Hourly Peers¹
HALF THE STORY
Short-Term Leave
Education
6th of 71
Rank
US
-VS-
THEM
100% pay during sick leave
67% pay for remainder of 26 weeks
Multiple options
OOP limit as low as $1,600
One of only six to provide for workers with <20hrs
100% tuition reimbursement through ASU
Upfront tuition coverage with no limits
Average match 4.2% of pay
10-30% discount
Many peers have no short-term disability plan
Average medical OOP limit of $5,260
Average of $3,800 for undergrad. / year
Helping Establish Financial Wellness With Siren Card²
Introduced North America Barista Championship²
Upgraded Partner Hub And App²
Committed to 25k Partners Graduated by 2025
Improved Partner-centric Scheduling
Source: AON report and company website.
1 Reflects indexed score vs. 70 retail hourly peers, reflects only full time workers (30+ hrs / week). Index comprised of health care, time off with pay, cash-based benefits, retirement income and welfare.
2 For eligible U.S. partners.
23

Starbucks highlights its employee benefits over and over again; but you have to read the footnotes to know the Company’s data only counts those employees who manage to qualify as full-time – one of the key things workers are fighting for

BREW A BETTER STARBUCKS

*Source: Most recent data available for FY2022
**Source: Starbucks Corporate Filings

Myths vs. Reality: Starbucks' Response to Unionization

Starbucks' Myths / Misrepresentations	The Reality*
• *"Starbucks is fully committed to the rights of our partners to organize, freely associate and collectively bargain."*	• Since December 2021, the NLRB has issued 133 complaints against Starbucks; the Company has also been the target in a third of all injunctions brought by the NLRB since January 2022
• *"Our approach to good faith bargaining has been consistent with decades of NLRB precedent."*	• NLRB administrative law judges make rulings based on precedent and in 48 of 49 cases that have gone to trial, have found Starbucks guilty of labor law violations
• *"We continue to respect the outcome of fairly conducted elections and approach the bargaining table in good faith – with the aim of reaching ratified contracts for each represented store in 2024."*	• Starbucks regularly challenges the results of elections. In one instance, votes at two stores in Massachusetts were put on hold when the Company filed last-minute charges in an attempt to block the elections. Additionally, the union won an election in Medford, Oregon last week that the company is challenging
• *"We proposed 525+ single-store bargaining sessions and appeared in-person at 120+ single-store negotiations…"*	• Starbucks has had full proposals from the union since October 2022 and yet has not reached a single tentative agreement on a contract clause or offered a counter proposal to a single proposal
• *"In this timeframe, we have met with other unions, achieving tentative agreements and collective bargaining agreements."*	• In December 2023, Starbucks was accused by a second union – the Teamsters union, which represents workers at a location in Pennsylvania – of engaging in "*a protracted campaign of bad faith and surface bargaining*"
• *"We sent a public letter to Workers United in an attempt to resume productive negotiations."*	• In early February, Starbucks Workers United filed 47 new federal unfair labor practice charges since the public letter to Workers United to purportedly resume negotiations. The charges included alleged forced store closures, illegal firings and offering raises and other benefits to workers at nonunion stores
• *"Starbucks has no 'anti-union playbook'"*	• According to pleadings in the shareholder derivative case: "*As recognized by the NLRB, Starbucks unlawful response to unionization efforts suggests a centralized response to the nationwide union campaign. The highest levels of the Company management…were responsible for designing and executing SBUX response.*"


BREW A BETTER
STARBUCKS

*Source: *Bloomberg*, Starbucks' Threats to Union Activist Violated Law, NLRB Says, By Robert Iafolla (Feb. 14, 2024); *Boston Globe*, Starbucks union vote sealed in Newton, Somerville over labor dispute, By Katie Johnston (June 16, 2023); *Bloomberg*, Starbucks Hit With Sweeping Complaint for Refusal to Bargain, By Ian Kullgren (Jan. 12, 2024); Bloomberg, Starbucks Accused by Second Union of Bargaining in Bad Faith, By Josh Eidelson (Dec. 12, 2023); Huffington Post, Starbucks Is Sending 1 Lucky Barista To Costa Rica, But Not If They're In A Union, By Dave Jamieson (Feb. 6, 2024)

Starbucks is Trying to Rewrite the Labor Relations History of its Targeted Directors

WHAT STARBUCKS SAYS	THE FACTS
 MISLEADING integration to enhance workers' experience	**Mr. Allison's** time as a leader at Domino's is rife with examples of union-busting and undermining employees • During his tenure as President of Domino's International, Domino's engaged in systemic wage theft across its international franchises • In 2022, a class action lawsuit alleged that the Company instructed franchise operators to pay workers below the legal wage minimum for the fast food industry • While Mr. Allison was CEO, Domino's hired an anti-union labor consultant to explain the "realities of voting in an election" to workers at a Howard Beach, Queens location that later voted to unionize. The election results were subsequently overturned by the NLRB due to threatening behavior by the store supervisor
 MISLEADING direct employee and transparency of commitments	**Mr. Campion's** tenure at Nike included multiple examples of ongoing abuses in the supply chain, including forced overtime and ignoring shareholders' concerns • It has been reported that during the period Mr. Campion was CFO of Nike, Nike suppliers physically and verbally abused factory workers and forced them to work long hours illegally • Since being COO, Nike suppliers have engaged in rampant wage theft against factory workers across southeast Asia while Nike has refused to step in to prevent such theft. Later, Nike lied about what suppliers it used to dodge allegations of wage theft
 MISLEADING regulatory as CEO of LEGO Group global works council and local union/workers representations	**Mr. Knudstorp** has been Chair of the Nominating and Governance Committee at Starbucks during the entire development of the current HCM crisis • In this role, he failed to ensure that Starbucks was adhering to its own human rights policies • Former executive chairman of The Lego Group, a Danish company, which faces vastly different labor laws and policies • Oversaw a chaotic transition from Kevin Johnson and the return of Howard Schultz in 2022, which demonstrated poor executive succession planning


BREW A BETTER
STARBUCKS

Domino's: *The Sydney Morning Herald*, Class action case accuses Domino's of underpaying workers, By Ben Schneiders (Oct. 26, 2022); Lexis Nexis; FORM LM-10 Employer Report, Fiscal Year 2019 – Domino's Pizza LLC; FORM LM-21Receipts and Disbursements Report
Nike: *The Indian Express*, Adidas,Nike,Puma workers abused in Bangladesh: report, no author listed (March 4, 2012); "Violet Apparel Co. Ltd.," Worker Rights Consortium, accessed Dec. 29, 2023; "Hong Seng Knitting," Worker Rights Consortium, accessed Dec. 19, 2023
The Lego Group: https://www.sec.gov/Archives/edgar/data/829224/000137773923000003/sbux.htm

Our Nominees Address a Critical Blindspot in Starbucks' Boardroom

In our view, Starbucks needs a fit-for-purpose Board with the experience and expertise required to address its <u>most pressing challenge</u>

- The Board does not need 11 directors with overlapping industry and operational experience, it needs the best experts in their respective fields
- **<u>Human capital management is the biggest challenge facing Starbucks today</u>**, and the Board does not have anyone with qualifications in labor law or union integration that are remotely comparable to the SOC nominees
- The SOC's nominees possess the right kind of labor relations expertise, that includes integrating unions into customer services businesses, labor law and employment relations, direct labor-related regulatory experience, and overseeing transformative change through workforce investment and operational improvement



Maria Echaveste

- ✓ Public company board experience
- ✓ Senior Labor Department official
- ✓ Gov't leadership and international relations experience



Hon. Joshua Gotbaum

- ✓ Senior management experience at companies with a large, global workforce
- ✓ Public company board experience
- ✓ Negotiated both with and for unions



Hon. Wilma Liebman

- ✓ Former NLRB Chair
- ✓ Senior labor dispute mediator
- ✓ Global labor expert
- ✓ Non-profit board experience

If elected, the SOC's nominees would work collaboratively with the rest of the Board to help improve oversight and safeguard the best interests of Starbucks shareholders, customers and employees

SECTION V

Appendix



Maria Echaveste



Ms. Echaveste is a former senior White House official and corporate attorney with significant international relations and public company board experience

- Administrator of the Wage and Hour Division at the U.S. Department of Labor from 1993 to 1997, Deputy White House Chief of Staff from 1998 to 2001, focused on immigration, civil and labor rights, education and finance
- President and CEO of the Opportunity Institute, a non-profit working to increase economic and social mobility
- Member of the board of directors of Cadiz, Inc. (Nasdaq: CDZI), where she also serves as Chair of the Corporate Governance and Nominating Committee and as a member of the Equity, Sustainability & Environmental Justice Committee
- Previously served on the board of the U.S.-Mexico Foundation, where she focused on the foundation's Mexican-American Leadership Initiative launched in 2010, and as a former special representative to Bolivia, a position she was designated by then-Secretary of State Hillary Clinton in 2009
- Previously served as vice chair of the California International Trade and Investment Advisory Committee, an appointment made by Governor Jerry Brown
- Held various roles at the University of California at Berkeley, including as a lecturer and policy director of the Law School's Chief Justice Earl Warren Institute on Law and Social Policy and serves on the board of directors of multiple non-profit organizations
- B.A. from Stanford University and J.D. from U.C. Berkeley

Key Qualifications

- ✓ Extensive experience in government and international relations
- ✓ Valuable public company board experience
- ✓ Corporate governance expert

Hon. Joshua Gotbaum



Mr. Gotbaum has broad experience in business and government – both as senior management and as a director of public and private companies and non-profits

- Currently a director and member of the Audit Committee of global asset management firm Thornburg Investment Management Inc
- Currently a Trustee of the Pension Reserve Trust of the Commonwealth of Puerto Rico and Chair of the Maryland Small Business Retirement Savings Board
- Significant experience serving as an independent director of PulteGroup, Inc. (NYSE: PHM), TD Bank, Safety-Kleen Systems and Thornburg Investment Management
- Led the successful Chapter 11 reorganization of Hawaiian Airlines (Nasdaq: HA)
- Previously served as Managing Director of Lazard, where he advised on finance, acquisitions and restructuring for businesses, governments and unions
- Previously served in influential White House roles, including the President's Office of Management & Budget, the White House Domestic Policy Staff and other White House offices. Also served as Assistant Secretary of Treasury for Economic Policy and Assistant Secretary of Defense
- Guest scholar in Economic Studies at the Brookings Institution and an authority on economic policy, federal budget policy and process, public finance, and retirement and aging policies and programs
- J.D. from Harvard Law School, Masters in Public Policy from Harvard Kennedy School and A.B. from Stanford

Key Qualifications

- ✓ Broad management and board experience at public and private companies and non-profits
- ✓ Extensive relevant public sector expertise
- ✓ Significant financial acumen and business transformation experience

Hon. Wilma Liebman



Ms. Liebman has over 40 years of experience in labor management, employee relations, wage negotiations, public policy and law

- Former Chair of the NLRB, a position she was designated by President Barack Obama from January 2009 until August 2011, making her the second woman to ever lead the organization in its nearly 90-year history
- Former member of the NLRB from 1997 to 2011, where Presidents George W. Bush and William J. Clinton appointed her for multiple terms
- Current member of the board of directors of Ownership Works, a non-profit organization founded by a co-head of the Kohlberg Kravis Roberts global equity department to promote employee ownership through private equity
- Current Chair of the private dispute-resolution body, the Dunlap Commission on Agricultural Labor
- Previously served as Chief Operations Officer and Deputy Director of the Federal Mediation and Conciliation Service, where she oversaw arbitration, international affairs and advised on major labor disputes to support negotiations
- Previously served as Legal Counsel to the International Brotherhood of Teamsters and the International Union of Bricklayers and Allied Craftsmen
- Previous member of the board of directors of the Economic Policy Institute
- B.A. from Barnard College and J.D. from the George Washington University Law Center

Key Qualifications

- ✓ Labor management and employee relations expert
- ✓ Valuable public sector experience as former Chair of the NLRB
- ✓ Significant legal and public policy expertise

A History of Our Engagement with Starbucks

Feb. 2, 2022
SOC Investment Group ("SIG") discusses the December 2021 union elections at Starbucks' stores in Buffalo and requests that Starbucks accept the election results and bargain in good faith, as legally required

Mar. 15, 2022
SIG and Trillium Asset Management send letter to Starbucks seeking a public commitment to respect its employees' rights to unionize

~Sept. 29, 2022
SIG submits a shareholder proposal to strengthen the Board's CEO succession planning policy

Nov. 10, 2022
SIG urges Starbucks to constructively engage with the California Fast Food Council regarding standards for pay, hours and other employment conditions

Mar. 23, 2023
SIG's shareholder proposal receives support from approximately 21% of votes cast

Sept. 27, 2023
SIG submits a shareholder proposal to remedy the lack of adequate oversight of Starbucks' labor practices by the Board and the Company's executives

Nov. 8, 2023
SIG requests copies of Starbucks' director nomination materials; they are provided on Nov. 13, 2023

Nov. 16, 2023
SIG withdraws its shareholder proposal regarding oversight of labor practices to ensure that shareholders' focus is on the nominees

Nov. 20, 2023
Starbucks announces its new Environmental, Partner and Community Impact Board Committee

Nov. 21, 2023
The SOC submits its intent to nominate candidates for election at the 2024 Annual Meeting and publicly highlights its concerns regarding the Board's oversight of the Company

Dec. 5, 2023
The SOC and Starbucks enter into a confidentiality agreement related to the SOC's Shareholder List Demand

Dec. 8, 2023
Starbucks informs Workers United that it is willing to resume contract negotiations

Dec. 13, 2023
Starbucks' legal counsel asks to interview the SOC Nominees; interviews take place between Dec. 25 and Jan. 1

Jan. 9, 2024
The Company announces appointment of three new directors to the Board, expanding the size of the Board from eight to 11 directors

Jan. 10, 2024
Starbucks' legal counsel notifies the SOC that our nominees would not be included on the Company's slate

Relative TSR Methodology

– *Analytical Period*

- Starbucks' total shareholder return was evaluated over the customary 1-year and 3-year periods, as well as since December 9, 2021, the date of the first ratification of a decision to unionize. The impact of unionization, and the Company's response to unionization efforts, entered public perception as a factor in the Starbucks share price following December 9, 2021. CEO Narasimhan's tenure, which began March 20, 2023, represents too short a timeframe for TSR evaluation

– *Peer Selection*

- Recommended peers for evaluation of Starbucks' relative total shareholder return are **Chipotle Mexican Grill, Darden Restaurants, McDonald's, Restaurant Brands International and Yum Brands**. These are the large capitalization restaurants with the closest correlation to Starbucks during the period from the first unionization vote to the SOC's nomination of director candidates (Dec. 9, 2021 to Nov. 21, 2023)

– *Benchmark Index Selection*

- The recommended benchmark index for Starbucks is the S&P 500 Restaurants Index. Both the S&P 500 Index and the S&P 500 Consumer Discretionary Index, which Starbucks cites in its proxy statement, contain lower-performing, poorly-correlated companies from distinct industries that we do not regard as decent comparables (examples include Autozone, Genuine Parts, Hasbro, and Tesla)

Ticker		Correlation
NYSE: YUM	Yum!	0.85
NYSE: DRI	DARDEN RESTAURANTS	0.79
NYSE: QSR	rbi	0.72
NYSE: MCD	McDonald's	0.71
NYSE: CMG	CHIPOTLE MEXICAN GRILL	0.60
NYSE: DPZ	Domino's Pizza	0.06

Undisclosed Legal Expenses Appear to Boost NEO Compensation

The lack of transparency on the impact of legal costs related to Starbucks' anti-union activities appears to be artificially inflating the Company's annual cash bonus

- If elected, our nominees will recommend a fresh evaluation of compensation disclosure
- Starbucks uses adjusted financial metrics in its executive pay plans (Net Revenue and Operating income in Annual Cash Incentive plan and EPS in Long Term Incentive Plan)
- Using GAAP measures reduces 2023 cash bonuses paid to all NEOs by 8%. One of the adjustments made this year, but not in at least the two prior years, is for Legal Accruals and Reserves made to Operating Income and EPS, which amounted to $15 million
- Removing only this adjustment (which seems plausibly related to the anti-union campaign) reduces the annual cash bonuses paid to all NEOs by 7.4%

Company	Opioid Litigation Price Tag	Voter Opposition to Executive Pay	CEO Pay Cut / Total Compensation
AmerisourceBergen	$6.6 billion (2021)	48.4% (2021)	Collis $1.8 million / $15 million (2022)
CardinalHealth	$5.6 billion (2020)	38.6% (2020)	Kaufmann $1.4 million / $12 million (2021)
Johnson&Johnson	$5.1 (2020)	43.3% (2021)	Gorsky $0 / $26 million (2022)
McKESSON	$8.1 billion (2021)	First mover on CEO pay cut	Tyler $3 million / $15 million (2021)

We believe that this lack of transparency regarding the Company's anti-union legal impacts could have a more significant impact on compensation going forward

Source: SBUX Definitive Proxy Statement, AmerisourceBergen and Cardinal Health SEC filings

Questionable Executive Compensation Structure

The Company purportedly opposes unionization because it will lead to higher wage costs, but we believe Starbucks' peer group manipulation reveals that the Board's concern with managing wage costs does not extend to limiting executive management compensation

Total Compensation Levels for Executives are Based on Compensation at Dissimilar Companies

- A group of "global companies" with "complex management needs" and "strong brand profiles," including some whose share price movements have been **negatively correlated** with Starbucks*, is used by the Board to set management's total compensation levels

STARBUCKS FISCAL YEAR 2023 EXECUTIVE COMPENSATION PEER GROUP COMPANIES**

Consumer Staples	Consumer Discretionary	IT-Software and Services
The Coca-Cola Company	The Estée Lauder Companies Inc.	PayPal Holdings, Inc.
Colgate-Palmolive Company	Marriott International, Inc.	Visa Inc.
General Mills, Inc.	McDonald's Corporation	
The Kraft Heinz Company	Nike, Inc.	
PepsiCo, Inc.	Target Corporation	
The Procter & Gamble Company	V.F. Corporation	
Kimberly-Clark Corporation		
Mondelez International, Inc.		


BREW A BETTER
STARBUCKS

*Note: Shares of Coca-Cola (KO), Estee Lauder (EL), Target (TGT), and V.F. Corporation (VFC) were negatively correlated with SBUX during the period from Dec. 9, 2021, to Nov. 21, 2023
**Source: Starbucks' Definitive Proxy Statement, p. 73 (Jan. 25, 2024)

Questionable Executive Compensation Structure (cont.)

Compensation adjustments for relative shareholder return are based on S&P 500, which contains dissimilar "peers"

"This threshold amount is based on achievement of pre-approved, annualized adjusted EPS targets and is subject to an adjustment, based on a three-year relative TSR against the S&P 500, of upward or downward of up to 25%, and a three-year representation modifier, of upward or downward of up to 10%."*

Index	Correlation with Starbucks**
S&P 500	0.408
S&P 500 Consumer Discretionary	0.433
S&P 500 Restaurant	0.595

Management's compensation rises up to 25% if it does nothing and Apple, Microsoft, and Amazon (amongst others in the S&P 500) have bad years


BREW A BETTER STARBUCKS

*Source: Starbucks' Definitive Proxy Statement (Jan. 25, 2024)
**Source: Bloomberg, measured from Sept. 25, 2020 to Oct. 1, 2023)

Questionable Executive Compensation Structure (cont.)

Starbucks chose a third peer group to comply with new disclosure requirements but avoided revealing relative underperformance

"…the Company's peer group cumulative total shareholder return (the "Peer Group TSR") is determined based on the value of an initial fixed investment of $100 on September 25, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using S&P 500 Consumer Discretionary…"

Chart from Starbucks' 2024 Proxy Statement


$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
Compensation Actually Paid ($M)
$136.25
$119.15
$103.93
$94.25
$114.96
$107.23
$140
$130
$120
$110
$100
$90
$80
Value of Initial $100 Investment from September 25, 2020
2021
2022
2023
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
Non-PEO Compensation
SBUX TSR
Peer TSR
COMPENSATION ACTUALLY PAID, TSR AND PEER GROUP TSR

Starbucks Underperforms the S&P 500, the Index that is Actually Relevant to Executive Compensation


$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
Compensation Actually Paid ($M)
$136.25
$134.07
$112.02
$103.93
$136.21
$114.96
$140
$130
$120
$110
$100
$90
$80
Value of Initial $100 Investment from September 25, 2020
2021
2022
2023
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
Non-PEO Compensation
SBUX TSR
Peer TSR (S&P 500)

Starbucks does not disclose why it uses S&P 500 Consumer Discretionary to show "compensation actually paid" instead of the S&P 500 Index on which it bases compensation adjustments or the peer group used to set the total compensation level. We note, however, that this approach makes Starbucks shares appear as if they are outperforming, when in fact they are underperforming



Thank You

